UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35933

GRAMERCY PROPERTY TRUST

(BRE Glacier L.P. as successor by merger to Gramercy Property Trust)

(Exact name of registrant as specified in its charter)

90 Park Avenue, 32nd Floor, New York, NY 10016

(212) 297-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 Par Value

Preferred Shares, $0.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares: 0
Preferred Shares: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, BRE Glacier L.P., as successor by merger to Gramercy Property Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 22, 2018

BRE Glacier L.P. (as successor by merger to Gramercy Property Trust)

		By:	/s/ Edward J. Matey Jr.
		Name:	Edward J. Matey Jr.
		Title:	General Counsel, Executive Vice President and Secretary